UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Trecora Resources

(Name of Issuer)

Common Stock, par value $0.10
(Title of Class of Securities)

894648104
(CUSIP Number)

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700
New York, NY 10022
(917) 595-5010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

•	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  894648104

1	NAME OF REPORTING PERSONS Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,328,024
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,328,024

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,328,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Temnein Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,397
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,523,421
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,523,421

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,523,421
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,523,421

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Trecora Resources, a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed by the Reporting Persons (as defined below) on March 18, 2021 (the “Original Schedule 13D”), and as amended by each of Amendment No. 1 filed on May 4, 2021 and Amendment No. 2 filed on May 7, 2021 (Amendment No. 1 and Amendment No. 2, together with the Original Schedule 13D, the “Schedule 13D”). Any capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 3 is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Temnein Ventures III, L.P., a Delaware limited partnership (“Temnein”); (iii) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); and (iv) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea, Temnein, and OA, the “Reporting Persons”).

Since the date of Amendment No. 2 to the Original Schedule 13D, a private investment fund advised by OA purchased shares of the Issuer’s Common Stock in open market transactions, each as described in further detail in Item 5 below. This Amendment No. 3 is being filed to amend Item 2, Item 3 and Item 5 of the Original Schedule 13D to reflect those purchases and include Temnein as a Reporting Person for all purposes of the Schedule 13D, including Item 4 thereof. Except as amended hereby all statements and disclosures in the Original Schedule 13D remain accurate as of the date of this Amendment No. 3.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(a) (f) This Schedule 13D is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Temnein Ventures III, L.P., a Delaware limited partnership (“Temnein”); (iii) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); and (iv) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea, Temnein and OA, the “Reporting Persons”). OA is the investment manager of Pangaea and Temnein. Mr. DeSorcy is the Managing Member of the general partner of OA, a Managing Member of OA, and has a controlling interest in OA, and, as a result, Mr. DeSorcy may be deemed to beneficially own the securities beneficially owned by Pangaea and Temnein.

(b) The principal business address of each Reporting Person is 450 Park Avenue, Suite 2700, New York, NY 10022.

(c) The principal business of each Reporting Person is: Pangaea is a private investment fund; Temnein is a private investment fund; OA serves as the investment manager of Pangaea and Temnein; and Mr. DeSorcy is an investment professional and controls OA through ownership.

(d) (e) During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  See Item 6 of the respective cover page of each Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D, as previously amended by Amendment No. 2, is hereby amended and restated as follows:

Pangaea has expended an aggregate of approximately $16.659 million of its investment capital to acquire the 2,328,024 shares of Common Stock beneficially owned by Pangaea, and Temnein has expended an aggregate of approximately $1.634 million of its investment capital to acquire the 195,397 shares of Common Stock beneficially owned by Temnein.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D, as previously amended by Amendment No. 2, is hereby amended and restated as follows:

(a) (b) As of the filing date of this Amendment No. 3, the Reporting Persons, in total, beneficially own 2,523,421 shares of Common Stock (the “Shares”). The Shares represent approximately 10.1% of the Issuer’s outstanding Common Stock. Percentages of the Common Stock outstanding reported in this Amendment No. 3 are calculated based upon the 24,875,432 shares of Common Stock outstanding as of April 25, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and filed by the Issuer with the Securities and Exchange Commission on May 6, 2021. OA has voting and dispositive power over the shares of Common Stock held by Pangaea and Temnein, and through ownership and control Mr. DeSorcy has voting and dispositive power over portfolios managed by OA.

(c) Set forth on Schedule A hereto are all transactions in the securities of the Issuer effected during the past sixty days by any Reporting Person, inclusive of certain transactions previously disclosed in Amendment No. 2 to the Original Schedule 13D, and inclusive of any transactions effected through June 10, 2021.

(d) Other than Pangaea and Temnein that each beneficially hold shares of Common Stock of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement, by and among the Reporting Persons, dated as of June 11, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PANGAEA VENTURES, L.P.

By: Ortelius Advisors GP I, LLC, its general partner
Date: June 11, 2021
	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

TEMNEIN VENTURES III, L.P.

	By:	Temnein Advisors GP III, LLC, its general partner
Date: June 11, 2021
	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: June 11, 2021	ORTELIUS ADVISORS, L.P.

	By:	Ortelius Management, LLC, its general partner

	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: June 11, 2021	/s/ Peter DeSorcy
Peter DeSorcy

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of Shares which was effectuated by the Reporting Persons during the past sixty days, inclusive of any transactions effected through June 10, 2021. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Pangaea Ventures, L.P.

Date of Transaction	Number of Shares Purchased (Sold)	Average Price per Share
April 19, 2021	549	$7.69
April 20, 2021	2,033	$7.77
April 21, 2021	10,166	$7.76
April 22, 2021	48,024	$7.70
April 23, 2021	30,000	$7.70
April 26, 2021	19,618	$7.76
April 27, 2021	10,926	$7.76
April 28, 2021	25,000	$7.75
April 30, 2021	23,026	$7.60
May 5, 2021	247,351	$7.59

Temnein Ventures III, L.P.

Date of Transaction	Number of Shares Purchased (Sold)	Average Price per Share
May 20, 2021	4,795	$7.92
May 21, 2021	4,120	$7.97
May 24, 2021	893	$8.02
May 25, 2021	22,506	$8.01
May 26, 2021	1,099	$7.99
May 28, 2021	815	$8.18
June 1, 2021	209	$8.32
June 2, 2021	3,977	$8.25
June 3, 2021	2,732	$8.27
June 4, 2021	3,171	$8.42
June 7, 2021	49,296	$8.41
June 8, 2021	32,641	$8.46
June 9, 2021	37,614	$8.47
June 10, 2021	31,529	$8.59